UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 21, 2010

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes             ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: April 21 2010	By:	/S/ JANE MCALOON
	Name:	Jane McAloon
	Title:	Group Company Secretary

NEWS RELEASE

Release Time	IMMEDIATE
Date	21 April 2010
Number	12/10

BHP BILLITON EXPLORATION AND DEVELOPMENT REPORT FOR THE QUARTER ENDED 31 MARCH 2010

This report covers the Group’s exploration and development activities for the quarter ended 31 March 2010. Unless otherwise stated, BHP Billiton’s interest in the projects referred to in this report is 100 per cent and references to project schedules are based on calendar years. This report, together with the Production Report, represents the Interim Management Statement for the purposes of the UK Listing Authority’s Disclosure and Transparency Rules. There have been no significant changes to the financial position of the Group in the quarter ended 31 March 2010.

Development

During the March 2010 quarter the Pyrenees project (oil and gas), offshore Western Australia, achieved first production on schedule and within budget. This project will not be reported in future Exploration and Development Reports.

Project And Ownership	Share Of Approved Capex US$M	Initial Production Target Date	Production Capacity (100%)	Quarterly Progress
Petroleum Projects

Pyrenees (Australia) 71.43% Oil/Gas	1,200	H1 CY10	96,000 barrels of oil and 60 million cubic feet gas per day	First production announced, on schedule. See News Release dated 1 March 2010.

Angostura Gas Phase II (Trinidad and Tobago) 45% Gas	180	H1 CY11	280 million cubic feet gas per day	On schedule and budget. Installation campaign has commenced. Topsides fabrication continues. The overall project is 50% complete.

Bass Strait Kipper (Australia) 32.5% - 50% Gas/Gas Liquids	500	CY11	10,000 bpd condensate and processing capacity of 80 million cubic feet gas per day	Schedule and budget under review following advice from operator. West Tuna platform retrofit work continuing. The overall project is 33% complete.

Bass Strait Turrum (Australia) 50% Gas/Gas Liquids	625	CY11	11,000 bpd condensate and processing capacity of 200 million cubic feet gas per day	Schedule and budget under review following advice from operator. Platform fabrication continues. The overall project is 29% complete.

North West Shelf CWLH Life Extension (Australia) 16.67% Oil	245	CY11	Replacement vessel with capacity of 60,000 bpd oil	On schedule and budget. Floating Production Storage and Offtake (FPSO) conversion continues. The overall project is 76% complete.

North West Shelf North Rankin B Gas Compression (Australia) 16.67% LNG	850	CY12	2,500 million cubic feet gas per day	On schedule and budget. Jacket fabrication continuing ahead of schedule. The overall project is 46% complete.

Minerals Projects

Worsley Efficiency & Growth (Australia) 86% Alumina	1,900	H1 CY11	1.1 million tpa of additional alumina	On schedule and budget. Engineering is essentially complete. Construction is 19% complete. The overall project is 38% complete.

Antamina Expansion (Peru) 33.75% Copper	435	Q4 CY11	Increases ore processing capacity to 130,000 tpd	On schedule and budget. Engineering is 58% complete. Construction commenced during the quarter. The overall project is 11% complete.

Iron Ore (Western Australia) RGP5 85% Iron Ore	4,800	H2 CY11	50 million tpa additional iron ore system capacity	On schedule and budget. Engineering is 93% complete. Construction is now 41% complete. The overall project is 46% complete.

Douglas-Middelburg Optimisation (South Africa) 100% Energy Coal	975	Mid CY10	10 million tpa export thermal coal and 8.5 million tpa domestic thermal coal (sustains current output)	On schedule and budget. The overall project is 96% complete.

Newcastle Third Port Project (Australia) 35.5% Energy Coal	390	Mid CY10	30 million tpa export coal loading facility	On schedule and budget. First vessel successfully loaded in March 2010. The overall project is 97% complete.

MAC20 Project (Australia) 100% Energy Coal	260	H1 CY11	Increases saleable thermal coal production by approximately 3.5 million tpa	On schedule and budget. Engineering is 90% complete. Construction is 50% complete. The overall project is 65% complete.

Minerals Exploration

Grassroots exploration continued on copper targets in Chile and Zambia; nickel targets in Australia; manganese targets in Gabon; and diamond targets in Canada. Exploration for iron ore, coal, bauxite and manganese was undertaken in a number of regions including Australia, South America, Russia and West Africa.

During the quarter, the announced acquisitions of United Minerals Corporation NL and Athabasca Potash Inc. were completed. In addition, BHP Billiton entered into binding agreements with a subsidiary of PT Adaro Energy TBK (Adaro) to create a new joint venture for the Indonesian Coal Project (ICP). Subject to approvals, Adaro will acquire a 25 per cent interest in the ICP joint venture.

For the nine months ended 31 March 2010, BHP Billiton spent US$346 million on minerals exploration, of which US$315 million was expensed.

Additional Information

Following requests for information from the U.S Securities and Exchange Commission as a part of an informal investigation relating primarily to certain terminated exploration projects, the Company has disclosed to relevant authorities evidence that it has uncovered regarding possible violations of applicable anti-corruption laws involving interactions with government officials. The Company is conducting an internal investigation, which is continuing, and is cooperating with the relevant authorities. It is not possible at this time to predict the scope or duration of the investigation or its likely outcome.

Petroleum Exploration

Exploration and appraisal wells drilled during the quarter or in the process of drilling as at 31 March 2010.

Well	Location	BHP Billiton Equity	Status

Double Mountain-1	Green Canyon Gulf of Mexico GC 555	70% BHP Billiton (operator)	Drilling ahead

Firefox-1	Green Canyon Gulf of Mexico GC 817	50% BHP Billiton (operator)	Drilling ahead

Bel Air-1	Liverpool Bay 110/13b	46.1% BHP Billiton (operator)	Drilling ahead

Cerah-1	Sabah Block N	60% BHP Billiton (operator)	Plugged & abandoned Dry hole

SE Remora-1	Gippsland Basin Australia VIC/RL4	50% BHP Billiton (Exxon operator)	Plugged & abandoned Hydrocarbons encountered

Knotty Head-2	Green Canyon Gulf of Mexico GC 512	25% BHP Billiton (Nexen operator)	Suspended Hydrocarbons encountered

Deep Blue-1	Green Canyon Gulf of Mexico GC 723	31.875% BHP Billiton (Noble operator)	Drilling ahead

Wolverine-1	Laurentian Basin Canada E.L. 1087R	45% BHP Billiton (CoP operator)	Drilling ahead

Banduria-1	Sandakan Basin Philippines SC-56	25% BHP Billiton (Exxon operator)	Plugged & abandoned Dry hole

Petroleum exploration expenditure for the nine months ended 31 March 2010 was US$587 million, of which US$206 million was expensed.

Further information on BHP Billiton can be found on our website: www.bhpbilliton.com

Australia Amanda Buckley, Media Relations Tel: +61 3 9609 2209 Mobile: +61 419 801 349 email: Amanda.Buckley@bhpbilliton.com	United Kingdom & South Africa Andre Liebenberg, Investor Relations Tel: +44 20 7802 4131 Mobile: +44 7920 236 974 email: Andre.Liebenberg@bhpbilliton.com

Fiona Martin, Media Relations Tel: +61 3 9609 2211 Mobile: +61 427 777 908 email: Fiona.Martin2@bhpbilliton.com	Illtud Harri, Media Relations Tel: +44 20 7802 4195 Mobile: +44 7920 237 246 email: Illtud.Harri@bhpbilliton.com

Americas

Leng Lau, Investor Relations Tel: +61 3 9609 4202 Mobile: +61 403 533 706 email: Leng.Y.Lau@bhpbilliton.com	Scott Espenshade, Investor Relations Tel: +1 713 599 6431 Mobile: +1 713 208 8565 email: Scott.Espenshade@bhpbilliton.com

Ruban Yogarajah, Media Relations Tel: US +1 713 966 2907 or UK +44 20 7802 4033 Mobile: UK +44 7827 082 022 email: Ruban.Yogarajah@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 180 Lonsdale Street Melbourne Victoria 3000 Australia Tel +61 1300 55 4757 Fax +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Tel +44 20 7802 4000 Fax +44 20 7802 4111

A member of the BHP Billiton group which is headquartered in Australia